Exhibit 99.1

Starfield Resources Summarizes 2011 Exploration Results At Stillwater Project, Montana

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, May 3, 2012 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") today announced details of its 2011 exploration drilling program at the Company's Stillwater Project in Montana.

The 2011 drilling program, which began in August 2011 and was completed during the last week of September, had the following two objectives:

1)	Drill a series of widely spaced angled core holes to test coincident airborne geophysical and soil PGE geochemical anomalies along the VEZ horizon, which lies a short distance vertically below or down section of the platinum-palladium bearing JM Reef that is currently being exploited by Stillwater Mining Company (SMC) on the adjacent claims.

2)	Begin the evaluation of the discordant Crescent Creek Dunite (located south of the VEZ horizon) that intrudes the Stillwater Complex and from which previous rock chip sampling revealed the presence of strong Pt-Pd assay values.

During the 2011 exploration program, four holes totaling 3,162 feet (964 m) were completed on the VEZ target, and one hole totaling 919.5 feet (280 m) was completed on the Crescent Creek Dunite.

Hole EB11-01 targeted a segment of the VEZ located east of SMC's Coors 602 resource. This segment of the VEZ possesses a strong airborne conductivity anomaly; a Pt-Pd soil geochemical anomaly downslope of the drill site, and the VEZ is cut by a fault that may have served as a "feeder" structure for the PGE mineralization. This hole was drilled southwesterly to a depth of 737 feet (224.6 m).

Hole LM 11-01 targeted a segment of the VEZ located west of the Coors 602 resource. This hole, which was designed to test coincident geophysical anomalies proximal to Pt-Pd soil geochemical anomalies, was completed at a final depth of 777 feet (236.8 m).

Hole LM 11-02 is located west of LM 11-01, and targeted the same segment of the VEZ as did LM 11-01. This hole, which was completed at a depth of 786 feet (239.6 m), intersected some of the visually most interesting lithologies of the program.

Hole IC 11-01, which was drilled to a final depth of 862 feet (262.7 m), targeted the segment of the VEZ located east of SMC's Janet 50 resource area. As with the other holes along the VEZ, this segment is characterized by coincident airborne geophysical and anomalous Pt-Pd soil geochemistry.

Hole CC 11-01, which was drilled to a final depth of 919.5 feet (280.2 m) targeted a poorly exposed, discordant dunite possessing strongly anomalous Pt-Pd values in previous soil and rock chip sampling. The hole intersected two potentially significant zones of sulphide mineralization (i.e. 708.0 feet-728.5 feet and 845.0 feet-857.5 feet), and terminated in unmineralized norite, the country rock.

A review of assay data from the 2011 program reveals that none of the widely spaced holes drilled along various segments of the VEZ horizon located west of the Stillwater River contained any significantly anomalous Pt-Pd mineralization.

Assays from the Crescent Creek Dunite, on the other hand, revealed the presence of strongly anomalous, near surface Pt-Pd mineralization as well as a deeper zone of Cu-Ni mineralization related to submassive sulphides. The assay summary for the most significant PGE mineralization is as follows:

57.3 feet - 60.3 feet:  3.0 feet grading 0.38 gpt Pt and 0.10 gpt Pd
64.4 feet - 71.3 feet:  6.9 feet grading 0.24 gpt Pt and 0.28 gpt Pd

The assay summary for the most significant base metals mineralization is as follows:

707.3 feet - 729.9 feet: 22.6 feet grading 0.33% Cu, 0.66% Ni and 0.04% Co
845.3 feet - 855.50 feet: 10.2 feet grading 0.21% Cu, 0.17% Ni and 0.02% Co

Please note that the thicknesses reported above have not been adjusted to true thickness.

Additionally, the samples were initially shipped to ALS Chemex Laboratory in Sparks, Nevada where they underwent sample preparation. A 1,000 g sample was then shipped to ALS Chemex Laboratory in Vancouver, B.C. for multi-element analysis.

Ray Irwin, Vice President of Exploration, said: "Although we are somewhat disappointed with the results of our 2011 drilling program along the VEZ, other segments of the VEZ located both east and west of the Stillwater River remain untested, and additional drilling is warranted on the Crescent Creek Dunite to further assess the shallow PGE mineralization, as well as the deeper base metals."

Philip Martin, President & CEO, said: "I remain confident that SRU's Stillwater project remains geologically attractive and we continue to seek exploration joint venture partners for these significant holdings."

The technical information in this news release has been reviewed by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with National Instrument 43-101.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Superior Mine Project formerly referred to as the Moonlight copper project in California with two significant copper prospects, one of which has a historical copper resource; and one gold property in Nevada that is under option to another company.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:

Philip S. Martin
President and CEO
416-860-0400 ext. 222
pmartin@starfieldres.com

Wayne Fraser
Interim CFO
416 860 0400 ext. 224
wfraser@starfieldresources.com

www.starfieldres.com

CO: Starfield Resources Inc.

CNW 14:29e 03-MAY-12